January 19, 2007
Mr. Larry Spirgel,
Assistant Director,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, DC 20549,
USA.
Dear Mr. Spirgel,
     Thank you for your letter dated December 28, 2006 setting forth comments of the Staff of the Commission (the “Staff”) relating to the Form 20-F for the year ended December 31, 2005 (the “2005 Form 20-F”) of Telenor ASA (“Telenor” or the “Company”) (File Number 000-31054).
     To facilitate the Staff’s review of our response, we have included in this letter the caption and numbered comment from the Staff’s comment letter in italicized text, and have provided our response immediately following each comment.
     In some of our responses, we have agreed to change or supplement the disclosures in our future filings. We are doing that in the spirit of cooperation with the Staff and not because we believe our prior filings are materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.
Form 20-F For the Year Ended December 31, 2005
Item 5. Operating and Financial Review and Prospects, page 78
1.	Refer to the second paragraph. We note your reference of EBITDA to “operating profit (loss) before the effects of amortization, depreciation and write-downs”. However, we note in the “EBITDA to profit from total operations” reconciliation that you also include adjustments such as “Net financial items” and “Associated companies”. Please revise your EBITDA definition in future filings to accurately reflect these adjustments and advise us.
     The reconciliation of EBITDA to operating profit is contained in the Item 5 discussion under the segment headings (see, for example, pages 94 and 96 of our 2005 Form 20-F).
     We believe that our definition of EBITDA is appropriate for the discussion of our segment operating results in the Form 20-F since our discussion is based on operating profit. The table on page 88 shows the reconciliation of EBITDA to profit from total operations, which is the equivalent of group net income. However, management considers operating profit as shown in our IFRS financial statements to be the nearest GAAP equivalent measure.

     In future filings, we will include a line item for “operating profit” in our reconciliation of EBITDA to profit from total operations to clarify further that EBITDA refers to the measure of operating profit before the effects of amortization, depreciation and write-downs.
Results of operations, page 92
2.	Please clarify for readers the difference between the revenue columns, “Total” and “Of which external”, which both include intra-group eliminations, and advise us. Also, expand your disclosures to explain to readers why you exclude MVNO agreements from revenues and advise us.
     “Total” revenues include internal and external revenues by segment while the “Of which external” column includes only external revenues. Eliminations in the “Total” column include eliminations of sales between Group companies and the elimination of sales under the MVNO agreements. Eliminations in the “Of which external” column include elimination of the sales under MVNO agreements that are eliminated at the Group level. MVNO revenues are external revenues for the Mobile Norway segment but from a Group standpoint they represent a capacity “swap” impacting two segments. For a more complete discussion on the MVNO agreements and the related accounting treatment, please see our response to Comment 8 below. We will add a footnote to the “Of which external” column in future filings to clarify the nature of the eliminations.
3.	Refer to the discussion of the results of segment operations on pages 94-122. Please provide a more robust discussion of your segment results including the drivers/substantive factors behind the significant changes in individual income and expense line items to the extent necessary for the understanding of the segment performance. To promote understanding of your business, your discussion should include a quantitative analysis explaining any known trends, or uncertainties, that have had or that you reasonably expect will have a material favorable or unfavorable impact on your results of operations. Refer to FR-72 and Item 5A of the Form 20-F.
Drivers/Substantive Factors
     We believe that our discussion of the results of segment operations includes the drivers and substantive factors behind the significant changes in individual income and expense line items as required by Item 5A. The main driver for all our operations is the number of subscriptions, which is disclosed and discussed in all of our segment results. Below you will find a more detailed discussion for our mobile, fixed and broadcast operations and examples of where this is reflected in our Item 5 discussions (shown in italics below).

     Mobile Operations
     For our mobile operations, the main driver of our results is the number of subscriptions, driving revenues, traffic and materials charges in terms of higher interconnection and handset costs, and operating expenses in terms of higher subscriber acquisition costs.
Revenues
     Subscription and traffic revenues, the largest revenue element, is a product of the subscription base and the average revenue per subscription, the latter being a product of the average price per minute and the average use per subscription. Given a stable average revenue per subscription, subscription and traffic revenues will increase according to the growth in total subscriptions, whereas any change in the average revenue per subscription will change these revenues accordingly. Interconnection revenues will also be influenced by the number of subscriptions, through both own subscriptions causing increased traffic from other operators as well as total subscriptions in the market increasing the total traffic volume.

	Subscriptions (’000)			Revenues (NOKm)
	2004	2005	Change %	2004	2005	Change %
Mobile Norway	2645	2731	3,3%	11730	12243	4,4%
Sonofon*	1275	1284	0,7%	4404	5191	17,9%
Kyivstar	6252	13925	122,7%	4219	7272	72,4%
Pannon GSM	2770	2929	5,7%	5907	6061	2,6%
Digi	3239	4795	48,0%	3946	4932	25,0%
GrameenPhone	2388	5542	132,1%	2186	2970	35,9%

*	Consolidated from February 12 2004
     Please note that Sonofon was first consolidated from February 12, 2004 and revenue figures for 2004 are included for the period from February 12 2004 to December 31, 2004. The number of subscriptions are as of year end 2004 and 2005.
     Below are examples from the discussion of the segment results of operations in our 2005 Form 20-F:
     GrameenPhone (p.105): ‘The growth in revenues was due to increased traffic resulting from an increase of 3,154,000 subscriptions. However, each new subscription generated on average less revenue than existing subscriptions. Prepaid subscriptions, which represent the main growth segment, generated less traffic and revenue. These developments resulted in a decline in average revenue per subscription.’
     Kyivstar (p.101): ‘The increase in subscription and traffic revenues was due primarily to increased traffic resulting from an increase of 7,673,000 in the number of subscriptions and increased usage per subscription. The increase in interconnection revenues was primarily due to the increased subscriber base causing increased incoming traffic from other operators. The increase in other mobile revenue was primarily due to increased incoming roaming revenue.’
     Pannon (p.101): ‘The growth in revenues was primarily due to the increase in subscriptions and increased traffic resulting from an increase in average usage per subscription in 2005. Usage and revenues also increased due to the increased number of contract subscriptions as a proportion of the overall subscription base. The average revenue generated per subscriber remained stable when measured in local currency.
Operating expenses
     An increased subscription base will also impact operating expenses, as higher traffic volumes result in higher interconnection costs. For some of our mobile operations, sales and acquisition expenses increase due to more intense competition and an increase in new subscriptions.

     Below are some examples from our discussion of our segment results from our 2005 Form 20-F:
     Sonofon (p.97): ‘The increase in operating expenses was primarily due to increases in the cost of materials and traffic charges. These charges increased due to higher traffic volume, also resulting in higher interconnection costs.’
     Kyivstar (p.99): ‘External other operating expenses increased due to sales and advertising costs and commission expenses from increased competition in the market and an increase in subscriptions.’
     Pannon (p.101): ‘Operating expenses increased in 2005 compared to 2004 when measured in local currency primarily due to increased costs of materials and traffic charges as a result of increased traffic terminating in other operators’ networks.’
Capital expenditure
     An increase in number of subscriptions will also be one of the main drivers for capital expenditures as increased traffic volumes results in the need for capacity and coverage investments in our networks.
     Below are some examples from our discussion of segment results from our 2005 Form 20-F:
     DiGi (p.103): ‘Capital expenditure increased by NOK 250 million (MYR 164 million if measured in local currency) in 2005 compared to 2004 due to extensive coverage expansion and increased capacity in response to the strong subscriber growth.’
     GrameenPhone (p.105): ‘Increased capital expenditure was due to the extension of mobile coverage in new regions, and increased mobile network capacity due to strong subscription growth, and finance lease of fiber optic network.’
     Fixed Operations
Revenues
     Revenues from our fixed operations are a product of the number of subscriptions and the average revenue per subscription, the latter being a product of the average minutes per user and the average price per minute. A variety of products and tariff plans, each with different subscription and traffic fees influence the average price per minute and therefore the average revenues per subscription. Changes in tariff plans and fluctuations in the subscriber base are the primary revenue drivers of our fixed operations. Revenues from our fixed operations are also affected negatively by the migration of fixed telephony subscriptions to broadband and mobile telephony.
     Below are some examples from our discussion of segment results from our 2005 Form 20-F:
     Fixed Norway (p.112): ‘Revenues from fixed telephony decreased in 2005 compared to 2004 due to fall in the number of subscriptions and decreased fixed voice traffic. The number of PSTN/ISDN subscriptions was 1,599,000 at December 31, 2005, a decrease of 201,000 compared to December 31, 2004. The number of fixed telephony subscriptions decreased primarily as a result of migrations to broadband telephony, or VoIP, with other network operators and a fall in the overall market for fixed network subscriptions. The decline in voice traffic minutes was due to the decrease in the number of subscriptions and migration of fixed voice traffic to mobile traffic.’
     Fixed Norway (p.112): ‘Decreased revenues from data services in 2005 compared to 2004 were a result of a price reduction due to a shift in demand towards lower price products.’

Operating Expenses
     Cost of materials and traffic charges are dependent on the number of subscriptions as well as personnel and sales and marketing costs. Maintenance costs also are a considerable cost element.
     Below is an example from our discussion of segment results from our 2005 Form 20-F explaining the importance of these drives on operating expenses for fixed telephony (p.113):
     ‘Total costs of materials and traffic charges decreased in 2005 compared to 2004 due to a decline in telephony traffic and data services and the effect of the sale of part of Managed Services business from Fixed to EDB Business Partner effective May 1, 2004.’
     Broadcast
     Telenor Broadcast consists of three major business areas – Distribution, Transmission and Other. Distribution is the largest of the three business areas.
     Distribution
Revenues
     In distribution, subscription fees and content revenues, which represent the largest revenue elements, are a product of the subscriber base and the average revenue per user. Offering additional services/products to existing customers increases the average revenue per user. Therefore, increasing penetration for services such as Internet access positively affects content revenues.
     Below is an example from our discussion of our segment results from our 2005 Form 20-F (p. 118):
     ‘External revenues in Distribution increased by 7% in 2005 compared to 2004 primarily due to a higher number of DTH and DTT pay-TV subscribers, and Cable TV and Cable TV Internet access subscribers.’
Operating Expenses
     Increased subscriptions will increase operating expenses through higher subscriber acquisition costs. Subscriber acquisition costs consist of three major cost types: hardware costs, advertising costs and commissions. Increases in hardware cost and commissions are directly related to increased subscriptions. Advertising costs increase subscriber acquisition costs independently of increases in subscriptions. Advertising costs are driven by more intense competition, causing an increase in marketing campaigns and thus higher operating expenses.
     Below is an example from our discussion of our segment results from our 2005 Form 20-F (p. 119):
     ‘Total operating expenses in Distribution increased in 2005 compared to 2004 primarily due to a higher subscriber base and higher subscriber acquisition costs per new DTH subscriber as a result of increased competition.’
Capital Expenditures
     Capital expenditures in Distribution are primarily driven by the upgrade of existing networks or the build-out of new networks.

     Below is an example from our discussion of our segment results from our 2005 Form 20-F describing the effect of network investments on our capital expenditures for distribution (p. 119):
     ‘Capital expenditure in 2005 was primarily related to upgrading of the Cable TV network in Norway and investment in infrastructure in Transmission.’
     Transmission
     Available transmission capacity is the primary driver of revenue growth in Satellite Broadcasting. Investing in a new satellite with an increased number of transponders, which provides for a higher transmission capacity, will increase revenue growth. Satellite launches, however, are costly and do result in increased investments in transmission costs as well as personnel costs.
Known risks and uncertainties
     The known risks and uncertainties our business is exposed to are summarized on page 78 of the 2005 Form 20-F and detailed further in Item 3: Key Information – Risk Factors. Examples of discussions of the impact of known trends and uncertainties which had a material impact on results are set forth below:
     Kyivstar (p.99): “External other operating expenses increased due to sales and advertising costs and commission expenses from increased competition in the market and an increase in subscriptions.”
     DiGi.Com (p.103): “[...]. However, interconnection revenues did not increase proportionately due to price campaigns to promote traffic within our own network. On average each subscription generated less revenue as more pressure on pricing and tariff strategy to maintain competitiveness in the market.”
     GrameenPhone (p. 105): “Costs of materials and traffic charges increased less than revenues. Advertising costs and commissions increased as a result of the increase in competition and the high number of sales.”
     Investments (p. 124): “In 2006, we expect the high capital expenditure to continue. We expect capital expenditure as a proportion of revenues to be above 20% in 2006. Capital expenditure is expected to continue to be driven by high subscription growth within Telenor’s mobile operations in emerging markets. The actual amounts and the timing of our capital expenditure may vary substantially from our estimates.”
Item 15. Controls and Procedures, page 161
4.	Refer to the third paragraph. We note your statement that “[b]ased on that evaluation our management, including the chief executive officer and the chief financial officer, concluded that subject to the limitations noted above our disclosure controls and procedures were effective as of December 31, 2005”. Please clarify the limitations that your statement is referring to and advise us. If they represent the level of reasonable assurance as disclosed in the second paragraph, you should revise to state clearly, if true, that your certifying officers concluded that your disclosure controls and procedures are effective in reaching that level of reasonable assurance. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures and simply state, if correct, that your certifying officers concluded that your disclosure controls and procedures are effective. See Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238. In particular, see Section II.F.4.
     The limitations we were referring to in this statement are described in the second paragraph relating to the level of reasonable assurance. To clarify this in future filings, we will revise the statement to state that the certifying officers concluded that our disclosure controls and procedures were effective at the level of reasonable assurance.
5.	Refer to the fourth paragraph. We note in your disclosure that “[t]here have been no significant changes in our internal controls over financial reporting identified in connection with the above-mentioned evaluation...” Item 308(c) of Regulation S-K requires the disclosure of any change in your internal control over financial reporting identified in connection with an evaluation thereof that occurred during your last fiscal quarter (or your forth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Please confirm for us supplementally that there was no change in your internal control over financial reporting that occurred during your fourth fiscal quarter in 2005 that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, and provide the disclosure required by Item 308 (c) of Regulation S-K in future filings.
     We supplementally confirm that there was no change in our internal control over financial reporting that occurred during the fourth fiscal quarter in 2005 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We will provide the disclosure required by Item 15(d) of Form 20-F in future filings.
Financial Statements and Notes
Revenue Recognition and Measurement, page F-12
6.	We note your disclosures that “[r]evenues from operating services are recognized on the basis of actual use for volume based contracts, and on a linear basis over the contract period for term-based contracts.” Clarify your disclosures to describe exactly what the operating services represent and if you are referring to lease lines and networks, data, network services, TV distribution, satellite services and IT operations etc., and advise us. Identify for us under what circumstances the services would fall under the volume based or the term based contract categories. Advise us any difference between IFRS and US GAAP in recognizing these revenues.
     Operating services include outsourcing services such as managing telephone and IT systems and help desk support. In this regard we normally enter into contracts where we deliver several of our services to the same customer based on one contract (referred to as “Multiple element arrangements”). When operating services are sold as multiple element arrangements, they are first evaluated to determine if they qualify as separate units of accounting and whether the arrangement consideration is allocated in line with our accounting policy “Multiple element arrangements” disclosed on page F-12 of our 2005 Form 20-F.
     Agreements that contain terms for variable payments based on the amount of services that the customer uses are referred to as volume based contracts, and revenues are recognized when the services are delivered. Agreements that contain a fixed payment for the services for a certain time period irrespective of use are referred to as term based contracts, and revenues are recognized on a straight line basis over the contract period.
     An example of a volume based operating service contract is where a customer is charged a fee based on the number of calls to a help desk that is operated by us. On the other hand, if the customer has a contract where the fee is fixed for a period of time irrespective of the number of calls to that help desk, the contract is treated as a term based contract.
     We will revise the disclosure in future filings.
     Based on our revenue recognition policies adopted to date, there is no reported difference between IFRS and US GAAP in recognizing these revenues.
5. Own Work Capitalized, page F-35
7.	Tell us and disclose the nature of the line item “Own Work Capitalized”. Disclose your capitalization policy under IFRS and advise us any difference between IFRS and US GAAP in accounting for items subject to capitalization. If applicable, tell us where you have recorded the difference in Note 38.
     We refer the Staff to our disclosures made under “Own Work Capitalized” in Item 5 on page 82 of our 2005 Form 20-F. Our policy is to capitalize work performed by Group companies on their own property, plant and equipment and software developed for internal use in accordance with IAS, 16 paragraphs 16 and 17, and IAS 38, paragraph 66.
     For property, plant and equipment we capitalize our own costs when they are directly attributable to bringing an asset to the location and into a condition necessary for it to operate in its intended manner including: (a) employee benefit costs arising directly from the construction or acquisition of the asset; (b) costs of the site preparation; (c) installation and assembly costs, and (d) costs of testing that the asset is functioning properly. Our capitalization policy is consistent with the cost model under IFRS and is similar to the historical cost approach under US GAAP. Our costs capitalized under “Own Work Capitalized” primarily consisted of material and labor costs. The accounting for these costs is not different between IFRS and US GAAP.
     For internal use software, as discussed on page F-17 of our 2005 Form 20-F, given that they satisfy the criteria for asset recognition, we capitalize directly attributable external and internal costs to develop the software for its intended use (including employee benefits costs and other internal costs). For purposes of determining whether internal use software projects fulfill criteria for recognition as assets, the project funding must have been approved and it must be probable that the software will be completed and functional. Costs incurred during the preliminary project stage and maintenance and training costs are expensed as incurred.

     Our IFRS policy is consistent with the requirements of SOP 98-1 Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, paragraphs 19-23 and 27. Accordingly, we account for such costs in the same way under both IFRS and US GAAP and do not report any differences for own capitalized costs either related to property, plant and equipment or internal use software.
     Except as already disclosed for internal use software, we do not believe disclosure of our capitalization policy is required under IAS 16 or IAS 38 since there are no alternative accounting elections under IFRS.
12. Workforce reductions, onerous contracts and legal disputes, page F-45
8.	Regarding the MVNO agreements, we note that in 2005 the estimated loss for Mobile Sweden was increased by NOK 239 million from NOK 562 million, and that the losses were eliminated in the Group accounts. We also note that you recorded an additional loss of NOK 175 million as of December 31, 2005 to reflect the net present value of minimum variable payments up to and including the first quarter of 2008. Please explain to us your basis under IFRS for not reporting a loss of NOK 801 million (sum of NOK 239 and 562 million) in your financial statements. Also, tell us if there are differences between IFRS and US GAAP in accounting for these transactions, and if so, where you have accounted for these differences in Note 38.
     We refer the Staff to our explanation of the accounting policy for the MVNO agreements under US GAAP in the response to Comment 19 in our response letter dated September 13, 2005. For the convenience of the Staff our response to Comment 19 is attached to this letter as Annex 1. For the consolidated financial statements included in our 2004 Form 20-F, we disclosed an accounting difference between US GAAP and Norwegian GAAP relating to our MVNO agreements. When we adopted IFRS in January 2005, with comparable financial statements prepared in accordance with IFRS for 2004, we aligned the accounting treatment for these MVNO arrangements for the IFRS consolidated accounts with US GAAP. This change in accounting treatment due to our transition to IFRS from Norwegian GAAP is disclosed on page F-105 of our 2005 Form 20-F:
     “Telenor entered into Mobile Virtual Network Operator (MVNO) agreements, which includes sale of traffic in Telenor’s GSM and UMTS network in Norway. At the same time similar agreements for purchase of traffic in GSM and UMTS network in Sweden was made with the same counterpart. The agreements contain a fixed nonrefundable prepayment and a variable element based on the actual use of the services. In accordance with N GAAP the fixed and the variable element was recognized as revenues and cost of traffic based on the actual usage, and the prepayments between the parties were recognized in the balance sheet. During 2004 and 2005 Telenor recorded impairment losses on the prepayments in Sweden on this contract due to revised expectations of the usage of capacity of the MVNO agreement.
     Under IFRS the fixed prepayments between the parties have been nullified since these fixed payments are on equal terms and are non refundable. Consequently, the prepayments and the revenue and traffic costs and the loss provisions in 2004 and 2005 have been eliminated on the Group level.
     Compared to N GAAP, Telenor has reduced revenues for 2004 by NOK 110 million, reduced cost of goods sold and traffic charges by NOK 126 million, reduced other expenses (onerous contracts) by NOK 562 million and increased income tax expense by NOK 162 million, resulting in an increase in net income of NOK 416 million.”

     In 2005, the Group’s revenue was reduced by NOK 212 million due to this elimination or valuation of the prepayment to zero which we refer to as a “nullification”.
     Under IFRS, we have not reflected a loss of NOK 801 million (sum of NOK 239 million and 562 million). In the segment results for Mobile Sweden, this loss represented an impairment of the prepayment that was capitalized and was being amortized by Mobile Sweden. This prepayment arose from the exchange of identical fixed payments with a third party in Norway and Sweden, respectively. As the amounts of cash exchanged were identical, the cash exchanged was valued as zero/eliminated for our IFRS consolidated financial statements. Since this prepayment was valued at zero for the IFRS (and US GAAP) consolidated financial statements, there was no basis for recognition of an impairment loss on the MVNO contract.
     This accounting principle for IFRS is consistent with US GAAP on the Group level except for a provision for an onerous contract loss of NOK 175 million as of December 31, 2005. This provision was not recognized under US GAAP as explained in Note 38 (Difference (18) ) to our 2005 IFRS consolidated financial statements. Due to various events, we will not use services under the Mobile Sweden MVNO contract but are still obligated to pay a minimum payment for which we will not receive any further benefit. Under US GAAP according to SFAS 146 “Accounting for Costs Associated with Exit or Disposal Activities”, a provision can only be recognized once the contract is formally terminated or Telenor ceased to obtain any benefits under the contract (“cease-use” date). Under IFRS, in accordance with IAS 37, paragraph 66, if a company has an onerous contract, the present obligation under the contract shall be recognized as a provision.
     Since the contract involves two segments in Telenor, we have disclosed revenues and expenses as separate contracts in the relevant segments reported and eliminated those revenues and expenses at the Group level. We believe that nullifying the prepayments in the segment disclosure would not give a fair presentation of the results of operation for Telenor Mobile Norway and Telenor Sweden and would therefore not be consistent with IAS 8, paragraph 1, which states that an entity shall disclose information to enable users of its financial statements to evaluate the nature and financial effects of the business activities in which it engages and the economic environments in which it operates. Relative to each segment, the revenue and expenses related to the MVNO agreement are necessary to reflect the economic results of the operations. However, at the Group level (as discussed above), the prepayment is nullified. Since there is a third party involvement with two individual segments, the related revenue has been nullified in disclosures of external revenues in the “of which external” columns (see our response to Comment 2 above).
18. Associated Companies, page F-64
9.	Refer to footnote (3). We note that “...on January 10, 2005, KaR-Tel received an ´order to pay` issued by the Savings Deposit Insurance Fund (the “Fund”), a Turkish state agency, in the amount of approximately US $5.5 billion”. Please clarify the nature of the relationship between KaR-Tel and VimpleCom. Also clarify in your disclosure whether VimpleCom has recorded a liability for this loss contingency in its financial statements. If not, please explain to us why it is not necessary to do so under IFRS and US GAAP.

     KaR-Tel is an indirectly held (50% plus one share) subsidiary of our associated company VimpelCom. VimpelCom holds its stake in KaR-Tel through its wholly-owned subsidiary VimpelCom Finance B.V., which in turn owns a 50.0% plus one share interest in Limnotex Developments Limited, the parent company of KaR-Tel. (See VimpelCom Annual Report for the fiscal year ended December 31, 2005 on Form 20-F (“VimpelCom 2005 20-F”), p.70)
     VimpelCom did not record a liability for the loss contingency related to the “Fund’s order to pay” in its financial statements for 2005. In its annual report on Form 20-F, VimpelCom discloses that it evaluates the likelihood of an unfavorable outcome of the legal or regulatory proceedings to which it is a party in accordance with SFAS No. 5, “Accounting for Contingencies” and EITF Topic D-86 “Issuance of Financial Statements”, and that these judgments are subjective based on the status of the legal or regulatory proceedings, the merits of its defenses and consultation with in-house and external legal counsel. (VimpelCom 2005 20-F, p.F-14).
38. United States Generally Accepted Accounting Principles (GAAP)
(13) Consolidation of variable interest entities, page F-118
10.	We note the line item, “Other differences” within the IFRS to US GAAP reconciliations for net income and shareholders` equity. To provide transparency, tell us and disclose, on a gross basis, the nature of various adjustments within this line item in future filings.
     Consistent with previous filings of our Norwegian GAAP financial statements on Form 20-F and as set out in the response to Comment 18 in our response letter dated September 13, 2005, “Other differences” do not contain any significant reconciliation items. The reasons for not showing the items separately are: (1) US GAAP — IFRS differences identified in our associated companies that would have been disclosed net in the line item results from associated companies, and not included in different line items in the US GAAP reconciliation or (2) items that only relate to an issue that is immaterial and expected not to be recurring.
     Below is an overview of other differences between US GAAP and IFRS as of the period ending December 31 2004 and 2005:

Net income	Comments	2004	2005

Identified US GAAP/ IFRS differences in the associated company Bravida	A	(36)	—
Identified US GAAP/ IFRS differences in the associated company TAC	A	(4)	3
Identified US GAAP/ IFRS differences in other associated companies	A	(22)	(5)
Loss provisions EDB Business Partner	B	(40)	(28)
Deferred gain	C	(15)	4

Total effect on income statement under US GAAP net after tax		(117)	(26)

Equity	Comments	2004	2005

Identified US GAAP/ IFRS differences in the associated company Bravida	A	51	52
Identified US GAAP/ IFRS differences in the associated company TAC	A	(55)	(52)
Identified US GAAP/ IFRS differences in other associated companies	A	88	77
Loss provisions EDB Business Partner	B	54	26
Deferred gain	C	(15)	(11)

Total effect on equity under US GAAP		123	92

For your convenience we have explained the differences below:

(A)	Relates to differences identified in the US GAAP reporting from our associated companies, net of tax, and would include the same type differences that are specified by individual item for our subsidiaries.

(B)	Loss provisions related to EDB Business Partner for items which we believed would not be recurring. The first difference relates to an estimated loss on a firmly committed executory service contract that was recognized under IFRS. In addition, EDB Business Partner had a future rent obligation for office space under construction on which we recognized a loss under IFRS as we did not expect to be able to utilize or sublease all the space rented. These liabilities were reversed under US GAAP and will be expensed when incurred.

(C)	Deferred gain relates to the sale and leaseback of equipment. The gain is deferred over the lease period under US GAAP, but was taken immediately to income under IFRS.
11. In future filings, please provide segment financial information as required by SFAS 131.
     Under IFRS and in accordance with IAS 14, our primary segments are distinguishable components that engage in providing related products or services that are subject to risks and returns different from those of other business segments. This approach is also comparable to the ‘management approach’ under SFAS 131 in that management receives reporting information and reviews the Group’s operations under the same basis. Under SFAS 131, operating segments are a component of an enterprise that engages in business activities, whose operating results are regularly reviewed by the chief operating decision maker to make decisions about resource allocation and assessment of performance (management approach). While there can be differences in segments for IFRS and US GAAP, in our particular case, the segments are the same because of the way group management obtains financial reporting and reviews our operations.
     We believe we have appropriately disclosed our segment financial information in accordance with both IAS 14 and SFAS 131 in Note 3 to our IFRS financial statements (pp. F-30 to F-35 of the 2005 Form 20-F).
*       *      *
     We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We are available to discuss any of the foregoing with you at your convenience.

Yours sincerely
Telenor ASA
/s/ Trond Ø Westlie
(Attachments)

cc:	Robert S. Littlepage, Jr., Accounting Branch Chief
Andrew Mew, Senior Staff Accountant
(Securities and Exchange Commission)
Kathryn A. Campbell
(Sullivan & Cromwell LLP)
Erik Mamelund
(Ernst & Young AS)

Annex 1
Annex 1
Excerpt from Telenor ASA response letter to Mr. Larry Spirgel,
U.S. Securities and Exchange Commission,
dated September 13, 2005
(19) Prepayment on equal terms, page F-84
16.	Please explain to us in greater detail the terms of your MVNO agreements. Explain to us how you accounted for them under US GAAP and cite for us the literature that is the basis for your US GAAP accounting policies. Also, explain to us why it is not necessary for you to recognize a loss under US GAAP.

In 2002 we entered into two Mobile Virtual Net Operator (MVNO) agreements with Tele2; one in Norway where Tele2 Norway purchase capacity in the mobile network owned by Telenor Mobil, and one in Sweden where Telenor Sweden purchases capacity in the Mobile network owned by Tele2 Sweden. The agreements consisted of a fixed prepayments (“first and second down payment”) of equal amounts and variable payments according to use.

Prior to entering into the new agreements, Tele 2 Norway had an ordinary service provider agreement with us. In Sweden, we had a service provider agreement with Vodafone. Based on the differences in existing market position between Tele 2 Norway (Tele 2 Norway’s existing customers could be transferred into the new agreement) and Telenor Sweden (need to start from zero customers as no customers under the service provider agreement with Vodafone could be transferred), the risk profile was very different.

The contracts include sales of traffic in Telenor Mobil’s network and Telenor Mobile Sweden entered into an identical contract with Tele2 in Sweden for purchase of traffic in Tele2’s mobile network. The contracts have duration of 5 years, but contain an option for the parties to terminate the contracts in Norway and Sweden after 2 years. If terminated by one of the parties, the exit fee will be equivalent to the second down payments (NOK 558 million). If all parties want to terminate the contracts the exit fee is annulled. The second down payments are due to be paid by both parties on September 30, 2005.

The contracts do not have automatic renewal provisions after 5 years, but negotiations to extend the term can be initiated 18 months before the expiration of contract.

The services, which are defined in the contracts, are circuit switched traffic, packet switched traffic, and SMS. The price for the services consists of a prepaid fixed price and variable prices per minute, megabyte, or SMS.

The variable prices are set in the contracts up to specified volumes. For higher volumes the variable prices increases within specified intervals.

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N GAAP

In our opinion, the MVNO agreements reflected the actual value in both markets at the time of entering the agreements, and that the prices were at the same level in the two markets. We concluded that according to N GAAP the MVNO agreements in Norway and Sweden should be accounted for separately, as each component of the transaction is considered to represent separate economic substance. This means that the fixed payments are amortized to income over the contract period according to use (revenues in Norway and expenses in Sweden). Under N GAAP, the recognition of the fixed fee in Norway as revenue has a different timing from the recognition of expenses in Sweden. In 2004, it was determined that the expected future economic benefits in Sweden would not be sufficient to cover the unavoidable costs in the contract, and a provision of NOK 562 million was recorded.

US GAAP

Under US GAAP, we concluded that the fixed payments on equal terms should be offset. Therefore, with regard to the fixed payments no revenue or expense has been, or will be recognized. We only recognize the variable payments according to use as expenses in Sweden and as revenues in Norway. As we have no minimum obligations for purchase/use in Sweden, we have no basis for recognition of a loss on the MVNO contract under US GAAP. The basis for this conclusion is discussed below.

US GAAP references:
•	APB 29, Accounting for Nonmonetary Transactions

•	EITF 00-5, Interpretations of APB Opinion No. 29

•	Testimony Concerning Telecommunications Accounting Issues by John M. Morrissey, Deputy Chief Accountant, U.S. Securities and Exchange Commission, Before the Subcommittee on Oversight and Investigations on March 21, 2002.
The testimony of John M. Morrissey discusses “swapping” of network capacity between telecommunication companies including those involving the simultaneous exchange of equal amounts of cash contribution (in which case, the accounting rules for nonmonetary exchanges would generally be appropriate). The criteria provided to determine if a network capacity swap would be appropriately accounted for as revenue at fair value are: 1) the network capacity received in the exchange will not be sold in the same line of business as the network capacity given up, 2) the network capacity received in the exchange is a productive asset that is dissimilar to the network capacity given up, and 3) the fair value of the assets exchanged are determinable within reasonable limits.
Because the network capacity exchanged is in different countries representing two different markets, it can be argued that the exchange of capacity was not in the same line of business. Since there is no limitation of the capacity that can be used by the parties, the capacity used in one country may be significantly different from the capacity used in the other. However, there was no history to prove what capacity would ultimately be used. Although the testimony of Mr. Morrissey discusses exchange of productive assets and in our opinion MVNO agreements involve an exchange of services, we believe the testimony could be interpreted to also cover such

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exchanges. Therefore, it was not possible to conclude whether the exchange was for similar or dissimilar productive assets. Finally, although we regularly sell capacity (traffic minutes etc.) to service providers, and have established a fair value on the services sold, it is difficult to establish fair value on transactions with similar terms and volumes. Therefore, there was not sufficient history to conclude that the fair value of the assets exchanged is determinable within reasonable limits.
Based on our analysis of the transaction in relation to our understanding of the requirements in APB 29 and the testimony from the Deputy Chief Accountant in March 2002, it was our opinion that all conditions were not met for revenue recognition for US GAAP, and the transaction should be accounted for at carrying value.
Since there is no limitation on the capacity to be used, we concluded the contract does not convey the right to use specific identifiable assets and would not be considered a lease but an arrangement for the provision of services.
As the amounts of cash exchanged pursuant to the fixed payment obligations were identical, the cash exchanged was valued at zero for US GAAP. This means that for US GAAP the revenue (in Norway) and expense (in Sweden) is based solely upon the variable payments according to use. Since the prepaid expenses were originally valued at zero for US GAAP and we have no minimum obligation to purchase in Sweden, we have no basis for recognition of a loss on the MVNO contract under US GAAP.

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